OPPENHEIMER VALUE FUND'S ACQUISITION OF OPPENHEIMER SELECT MANAGERS SALOMON BROTHERS ALL CAP FUND

On November 6, 2003, the Fund acquired all of the net assets of Oppenheimer Select Managers Salomon Brothers All Cap Fund, pursuant to an Agreement and Plan of Reorganization approved by the Oppenheimer Select Managers Salomon Brothers All Cap Fund shareholders on October 31, 2003. The Fund issued (at an exchange ratio of 0.516576 for Class A, 0.514763 for Class B, 0.521451 for Class C,
0.517683 for Class N and 0.511551 for Class Y of the Fund to one share of Oppenheimer Value Fund) 393,950; 286,209; 440,763; 452,633 and 51 shares of beneficial interest for Class A, Class B, Class C, Class N and Class Y, respectively, valued at $7,335,351, $5,246,208, $7,968,992, $8,332,974 and $969
in exchange for the net assets, resulting in combined Class A net assets of $227,060,486, Class B net assets of $66,085,206, Class C net assets of $41,217,738, Class N net assets of $15,907,953 and Class Y net assets of $2,648,868 on November 6, 2003. The net assets acquired included net unrealized appreciation of $2,862,951 and an unused capital loss carryforward of $2,523,977, potential utilization subject to tax limitation. The exchange qualified as a tax-free reorganization for federal income tax purposes.